FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

October 30, 2003.

Item 3.        Press Release

News release dated October 30, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer provides a summary of the 2003 South Voisey Bay Project drill program. A total of three holes, totalling 1,275 metres, were drilled in the North Gabbro to test high conductance EM targets coincident with an east-west gravity anomal, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer provides a summary of the 2003 South Voisey Bay Project drill program. A total of three holes, totalling 1,275 metres, were drilled in the North Gabbro to test high conductance EM targets coincident with an east-west gravity anomaly.

Provided below are descriptions of each of the holes with accompanying nickel, copper, cobalt and sulphur assays of significant sulphide intersections. Also provided is a calculation of nickel in 100% sulphide, commonly referred to as nickel tenor. Approximately 3.7% sulphur is equivalent to 10% sulphides and accordingly 100% sulphide is equivalent to approximately 37% sulphur. High nickel tenors are an important indication of the potential for economic mineralization on the South Voisey Bay Project.

SVB-03-142 was drilled on the Donner – Commander joint venture property to a depth of 503 metres. The drilling intersected 252 metres of untested gabbroic rocks that correlate with the North Gabbro, beginning at a depth of 122 metres. The base of the gabbro unit hosts a 7.9 metre intersection of 20 to 50% magmatic sulphides in a thick hybrid gabbroic unit observed between 365.0 and 372.9 metres. The mineralization was of sufficient conductance to explain the surface EM anomaly. The 7.9 metre intersection averaged 0.14% nickel, 0.12% copper, 0.08% cobalt and 14.13% sulphur. Nickel tenors are low at 0.38%.

SVB-03-143 , also on the Donner – Commander joint venture property, was drilled to a depth of 602 metres. The drilling intersected 327 metres of gabbro, from 219 to 546 metres. However, the base of the gabbro was poorly mineralized with only 5 – 10 % sulphides intersected between 486 metres and 546 metres, for a total of 60 metres. The sulphides are highly conductive and laterally very extensive, explaining the surface EM anomaly. The best mineralization encountered in the hole is as follows:

From	To	Length (metres)	Nickel %	Copper %	Cobalt %	Sulphur %	Ni% in 100% sulphide

494.0	495.0	1.0	0.11	0.09	0.02	2.05	1.99

497.0	498.0	1.0	0.11	0.10	0.02	2.22	1.93

501.0	513.0	12.0	0.12	0.14	0.02	3.52	1.37

While nickel grades are low, it is important to note that nickel tenors in individual samples range from 1.0% to 2.0%.

SVB-03-144 was drilled on the Donner – Northern Abitibi joint venture property to a depth of 170 metres. Drilling intersected gabbro from 3 metres to a depth of 128 metres. The base of the gabbro was mineralized with a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite. The 0.23 metre interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur. The nickel tenor is 1.65%.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and Falconbridge has advised the Issuer that it does not intend to carry out any additional drilling this season.

The 2003 program was carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.8 million to date on the project and has met the requirements up to the end of 2003 to maintain its option.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. Donner has a 52% interest in the Donner/Northern Abitibi joint venture property and Donner has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 30 th day of October, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President